For Immediate Release

October 3, 2005

MAG SILVER CORP. ENGAGES INVESTOR RELATIONS FIRM

Vancouver, B.C. …..MAG Silver Corp. (TSXV: MAG) announces that Contact Financial Ltd. of Vancouver, BC has been engaged to provide the company with investor relations services. Contact will initiate and maintain contact with the financial community, shareholders and investors. In addition, Contact will assist MAG Silver management in strategizing, formulating and implementing its communications programs.

Contact has been engaged under a services agreement having an initial term of three months and will be paid cash consulting fees of $6,000 per month plus GST, and will be reimbursed for expenses that have been pre-approved by the company.

About MAG Silver Corp.:  MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG’s exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to the discovery of silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President & Director

For further information on behalf of MAG Silver Corp. contact Gordon Neal
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.